FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 27, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

TAKEDA PHARMACEUTICAL COMPANY LIMITED (“TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION.

Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders

1． Following items of the Business Report
•Matters Concerning the Stock Acquisition Rights of the Company
•Overview of the Systems that Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems
2．Consolidated Statement of Changes in Equity on the Consolidated Financial Statements
3．Notes on the Consolidated Financial Statements
4．Unconsolidated Statement of Changes in Net Assets on the
Unconsolidated Accounts
5．Notes on the Unconsolidated Accounts

Takeda Pharmaceutical Company Limited (the “Company”)

The items listed above are the information which shall be deemed to have been provided to shareholders through posting on the Company’s website in the internet (https://www.takeda.com/investors/shareholders-meetings/) based on laws and regulations and Article 14 of the Company’s Articles of Incorporation.

Matters Concerning the Stock Acquisition Rights of the Company
Overview of the Stock Acquisition Rights distributed as a consideration for the execution of duties owned by Directors (excluding External Directors) of the Company (as of March 31, 2020)

Name (Date of resolution for issuance)	Recipients of the Stock Acquisition Rights at the time of issuance	Payment value of Stock Acquisition Rights	Financial value to be invested upon execution of the Stock Acquisition Rights	Period during which the Stock Acquisition Rights may be exercised	Main conditions for execution of the Stock Acquisition Rights	Type and number of shares subject to Stock Acquisition Rights (and the number of Stock Acquisition Rights)	Number of Directors (excluding External Directors) possessing the Stock Acquisition Rights and the number of such Stock Acquisition Rights (Note 1)
1st Series of Stock Acquisition Rights FY2011- issued (June 24, 2011)	4 Directors (excluding External Directors)	2,726 JPY per share	1 JPY per share	July 16, 2014 to July 15, 2021	(Note 2)	Ordinary shares in the Company; 10,100 shares (101)	1 Director who is an ASC Member: 101 Stock Acquisition Rights
2nd Series of Stock Acquisition Rights FY2011- issued (June 24, 2011)	113 members of Corporate Officers and other senior management	427 JPY per share	3,705 JPY per share	July 16, 2014 to July 15, 2031	(Note 3)	Ordinary shares in the Company; 878,700 shares (8,787)	1 Director who is not an ASC Member: 429 Stock Acquisition Rights
1st Series of Stock Acquisition Rights FY2012- issued (June 26, 2012)	4 Directors (excluding External Directors)	2,678 JPY per share	1 JPY per share	July 18, 2015 to July 17, 2022	(Note 2)	Ordinary shares in the Company; 18,600 shares (186)	1 Director who is not an ASC Member: 79 Stock Acquisition Rights; 1 Director who is an ASC Member: 107 Stock Acquisition Rights
1st Series of Stock Acquisition Rights FY2013- issued (June 26, 2013)	4 Directors (excluding External Directors)	3,709 JPY per share	1 JPY per share	July 20, 2016 to July 19, 2023	(Note 2)	Ordinary shares in the Company; 14,300 shares (143)	1 Director who is not an ASC Member: 61 Stock Acquisition Rights; 1 Director who is an ASC Member: 82 Stock Acquisition Rights
(Notes) 1. No Stock Acquisition Rights are possessed by the External Directors.
2. [1] A person who exercises a Stock Acquisition Right must be a Director of the Company at the time the right is exercised. However, this shall not apply if the Director has resigned/retired due to the expiration of the term of office or if there is any other valid reason.
[2] A single Stock Acquisition Right may not be exercised in part.
3. [1] A person who exercises a Stock Acquisition Right must be a Director, employee or any other person equivalent thereto of the Company or of subsidiaries of the Company at the time the right is exercised. However, this shall not apply if the person has resigned/retired due to the expiration of the term of office or mandatory retirement or if there is any other valid reason.
[2]  A single Stock Acquisition Right may not be exercised in part.

Overview of the Systems that Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems

(1) Overview of the Systems that ensure the appropriateness of operations
The Company shares its “Corporate Philosophy,” which comprises its “Mission,” “Vision,” “Values” and “Strategic Roadmap” within the entire Takeda Group and puts an effort to promote the creation of corporate culture along with “Corporate Philosophy”.
The Company undertakes to establish the following measures for its internal control system, treating it as an important component of corporate governance that functions alongside risk management. Also, in order to further enhance corporate governance, necessary changes are conducted, including changes to the decision-making system. The company rebuilt Audit, Risk and Compliance Committee to Risk, Ethics & Compliance Committee to improve risk management in more effective manner and modified the committee structure, roles and responsibility, etc., in May 2019.

(i) Systems that ensure the appropriateness of operations in the Takeda Group
 As a “Company with Audit and Supervisory Committee (“ASC”),” a system that enables ASC to effectively perform its duties relating to audit and supervision shall be established and the composition and diversity of the External Directors in the Board of Directors shall be enhanced. Under the appropriate audit and supervision thereof, the Board of Directors shall make highly transparent and objective decisions and, by resolution, delegate authority to the Directors and expedite the management of business.
 The objectivity and fairness of the appointment of Directors and the compensation paid to them shall be ensured by voluntarily establishing a Nomination Committee and Compensation Committee, as advisory bodies for the Board of Directors, wherein an External Director will serve as the chairperson and external committee members will constitute a majority, respectively. By appointing one or more Directors who are ASC Members as members of such committees, the effectiveness of the ASC’s function of supervising the appointment, etc. of Directors who are not ASC Members and the compensation, etc. paid to them shall be enhanced. By resolution of the Board of Directors, the authority to decide the amount of individual remuneration of Internal Directors who are not ASC Members shall be delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.
 Under the system above, the Board of Directors will (i) decide on the most important matters for the business operation of the Takeda Group, including matters relating to Basic Management Policy and matters relating to internal control, including compliance and risk management, and (ii) discuss business strategy, and monitor and supervise the execution of operations.
 To strengthen its global business management system, the Company shall establish the Takeda Executive Team (“TET”), which will consist of the President & CEO and the members who manage and supervise each function of the Takeda Group, and also establish a Business Review Committee (which will be responsible for general management matters), a Portfolio Review Committee (which will be responsible for R&D and product related matters), and a Risk, Ethics & Compliance Committee (which will be responsible for risk management, corporate ethics and compliance matters). These committees will review important matters that will ensure systems through which faster and more flexible work execution and deeper cooperation among the various functions can take place.
 By resolution of the Board of Directors, decision making authority on matters of important business execution shall be partially delegated to the Directors through decision-making bodies such as the Business Review Committee, Portfolio Review

Committee, and Risk , Ethics & Compliance Committee; the Company shall make flexible and efficient decisions.
 The Company shall clarify the roles and responsibilities of each function based on the “Takeda Group’s Management Policy (T-MAP),” which summarizes the business management systems, decision-making systems and operational rules and other important management rules of the Takeda Group. With regard to certain material items, the Company shall oblige each function to propose or report them to the decision making bodies, including the Board of Directors, depending on the materiality of those items. Concurrently, the Company shall delegate a certain level of decision making authority to the President & CEO or to other TET members, and such decision making authority shall be exercised under proper governance. TET members develop and implement policy manuals (divisional T-MAP) consistent with the T-MAP and establish an adequate internal control structure in the divisions which they oversee.
 In order to manage and supervise the entire Takeda Group in a cross-sectoral and unified manner, the Company shall maintain Global Policies, etc. (Global Policies mean the rules applied to employees of three or more TET organizations) for the respective operations of specialized functions.
 With regard to risk management and management of a crisis that has occurred in the Takeda Group, the “Global Risk Management Policy,” and the “Global Crisis Management Policy” respectively lay out the structure of the risk management system including BCP(Business Continuity Plan)s and the crisis management systems of the Takeda Group.
 The Global Ethics & Compliance division shall disseminate the “Takeda Global Code of Conduct” to all group companies and develop and disseminate ethics and compliance programs for all group companies. The Global Ethics & Compliance division shall establish a mechanism with monitoring capabilities to ensure that the Takeda Group's business activities are in compliance with laws and internal policies and SOPs. In addition, the Global Ethics & Compliance division shall periodically report to the Risk, Ethics & Compliance Committee and ASC, and report to the Board of Directors as necessary, on the ethics and compliance related affairs of the Takeda Group, including issues reported through the internal reporting system for whistleblowers.
 The Group Internal Audit (“GIA”) shall conduct a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter” and report the results thereof to the President & CEO, ASC, and Board of Directors.
 The Global Finance division shall manage the processes of (i) self-inspection based on questionnaires on internal controls over the financial reporting completed by the head of each key subsidiary, and (ii) implementation of the improvement plan in response to warnings or recommendations. The Global Finance shall also conduct an evaluation of the status of the development and implementation of the internal control systems for securing the reliability of financial reporting based on the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework in order to comply with the Japanese Financial Instruments and Exchange Act and Cabinet Office Ordinance and the U.S. Sarbanes-Oxley Act.
 The Global Quality division shall formulate global quality assurance policies, etc., relating to research, development, manufacturing, and post-marketing safety measures and then audit, monitor, and supervise compliance therewith regularly or as necessary.
 The Corporate EHS (environment, health and safety) department in the Global Manufacturing & Supply division establishes the "Global Policy and Guideline on EHS", etc. and conducts audits regularly or as necessary. Also, it provides support and advice to reduce risks regarding the environment, occupational health and safety.

(ii) System for retention and management of information in connection with the execution of the duties of Directors
 The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of Directors shall be appropriately retained and controlled in keeping with the term, method and place of retention designated for each category of information, as determined in accordance with the “Global RIM Policy,” in either hard copy or electromagnetic record, and to facilitate ease of inspection.

(iii) Risk management rules and other systems
 Based on the “Global Risk Management Policy,” Enterprise Risk Management (ERM) shall be conducted through a five step approach, which is the identification, assessment, mitigation, reporting, and monitoring and control of the risk, and the systems through which the major potential risks and the mitigation plans thereof, etc. will be reported to the Audit, Risk and Compliance Committee and the Board of Directors shall be established. Based on the policy with respect to all risk factors, including major potential risks for the Company (research and development, intellectual property rights, decline of sales due to the expiration of patents, etc., side-effects, drop in prices caused by measures to constrain the cost of medicine, fluctuation of foreign exchange rates, corporate acquisitions, country risks, stable supply, and litigation and other legal matters, IT-security and information management, etc.), the person(s) in charge of each function shall control and manage such risk factors in each area under his/her charge using qualitative and quantitative criteria in designing and implementing mid-range and annual plans, and shall take all necessary measures or remedies available to mitigate such risk factors, depending on the degree and content of the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans. In addition, where deemed necessary, Business Continuity Plans shall be developed for key risks, including at manufacturing locations, IT and other core functions.
 In order to prevent and respond to emergency situations, the Company shall establish crisis management systems through the appointment of persons who will be in charge of crisis management, site heads who will lead the incident site and those who will be in charge of site incident management, and shall establish a crisis management committee under the “Policy on Crisis Management.”

(iv) System that ensures the duties of Directors are executed efficiently
 A system that ensures the duties of Directors are executed appropriately and efficiently shall be safeguarded through the “Bylaws of Board of Directors” and other internal company regulations relating to authorities and rules for decision-making.

(v) Systems that ensure Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties
 The Company has established the Chief Ethics & Compliance Officer and the Global Ethics & Compliance division to support each of the functions/divisions and also has established an ethics and compliance program which is implemented across the organization.
 The Company has established procedures for the receipt, retention, investigation and treatment of concerns and complaints related to any violations of laws and regulations, Takeda’s Global Code of Conduct, policies or SOPs, including concerns and complaints related to the Company’s accounting, internal accounting controls, or auditing matters. The Company has also established procedures for the confidential and anonymous submission by Takeda employees of all concerns and complaints, through the Takeda Ethics Line.

(vi) System that ensures the audits by the Audit and Supervisory Committee are conducted effectively
Each of the items stated below shall be carried out in accordance with the “Rules of Audit and Supervisory Committee’s Audit, etc.”
 Full-time ASC Members shall be appointed, and an ASC Office, which will be composed of full-time staff, shall be established to provide secretariat assistance to the ASC Members in the performance of their duties and functions.
 Appointment and the personnel change of the members of the ASC Office shall be handled by agreement from ASC in order to secure the independence of the ASC Office from the person in charge of executing the business and the effectiveness of instructions from the ASC.
 A Director shall inform the ASC of those matters concerning the Company’s basic management policy and plans, and of material matters including the ones involving subsidiaries and affiliated companies (provided, however, that this shall not apply if the ASC Members attend the meeting of the Board of Directors or any other meeting at which such matter is discussed).
 If a Director becomes aware of a fact that might cause material damage to the Takeda Group, such Director shall, without delay, give notice of such fact to the ASC.
 The ASC shall appoint ASC Members who will have the authority to request Directors and employees to report on matters relating to the performance of their duties and investigate the status of the operations and assets of the Company.
 Based on the status of development and operation of the internal control system, the ASC shall have close communications with the internal audit division, internal control promotion division and Accounting Auditor, to which the ASC shall have the authority to give instructions, and it shall enhance the effectiveness and efficiency of the audit by conducting a systematic audit utilizing the information derived therefrom.
 The ASC Members shall request the Company to reimburse their costs for performing their duties, and submit a budget to the Company every year.
 The ASC shall make proposals or state its opinions to the Board of Directors, as necessary, with respect to systems that ensure that any person who makes a report to the ASC and the internal audit divisions, etc., including a report made through the internal reporting system for whistleblowers, would not be subject to any discriminatory treatment due to such reporting.

(2) Overview of the Status of the Implementation of Systems that ensure the appropriateness of operations
This fiscal year, we made efforts to appropriately implement the systems described in (1) above. Our major efforts this fiscal year considered important points for internal control, including the following:
[Dissemination of Corporate Philosophy and Vision 2025]
 The Company further disseminated throughout the Company the “Corporate Philosophy” consisting of the “Mission,” “Vision,” “Values” and “Strategic Roadmap,” as well as “Vision 2025,” which shows what the Company aims to become. Furthermore, TET members, including the President & CEO, disseminated such Corporate Philosophy by posting messages on the intranet, holding town hall meetings etc.
[Strengthening of the Corporate Governance Structure]
 Along with the Company’s conversion into a “Company with Audit and Supervisory Committee,” the Company enhanced the composition ratio of its external directors and diversity so that the Board of Directors and ASC could conduct each of their responsibilities more appropriately. As a result, of the 16 members of the Board of Directors (including one woman director) as of the end of this fiscal year, 11 are External Directors; furthermore, 8 Directors are Japanese and 8 are foreign nationals. Additionally, 4 Directors make up the ASC, and 3 of them are External Directors.

[Status of the Board of Directors]
 8 Board of Directors meetings were held this fiscal year. At the Board of Directors meetings, the Chairman of the Board, who is an Independent and External Director, lead the discussions, while various Directors, including the External Directors who are highly independent from the Company, delivered statements as were appropriate from their perspectives.
 As mentioned above, by delegating to the Directors the authority to decide on important matters on business execution, the Board of Directors acquired more time both to deliberate issues that can have a significant impact on the Takeda Group and its management strategies and oversee the Directors' performance on business execution.
 To fulfill the role of a Director of the Company more appropriately, before every Board of Directors’ meeting, External Directors are given a detailed explanation of the agenda of the meeting by the Directors who are not External Directors. In addition, when the External Directors are newly appointed, they are thoroughly educated on their legal obligations as well as provided with information relating to the business environment, strategy, etc., of the Company; and requested to participate in sessions intended to further deepen their understanding thereof.
 At the Board of Directors meetings, each External Director made appropriate statements during the deliberations on the agenda of the Board of Directors meetings based on (i) their advanced insight derived from experience in corporate management, or (ii) their high level of knowledge in areas requiring high expertise such as accounting and law. In addition, meetings consisting only of the External Directors were held to allow them to share their knowledge or understanding and exchange views and opinions on the management of the Board of Directors and how to engage in management.
 In this fiscal year, a review of the performance and effectiveness of the Board of Directors was conducted by third party organizations in a way that the individual opinions of the Directors were easily obtained. That is, all Directors individually completed a questionnaire and were individually interviewed. Based on the results of this evaluation, the Board of Directors of the Company deemed they were able to work effectively and (i) with regard to matters that were pointed out in the evaluations in the past, improvements were confirmed, and (ii) there was no important matter which was newly pointed out. This review, including the one mentioned above, after incorporating the analysis and recommendations made by third party organizations, was discussed at the Board of Directors meeting. Through this, the Company had an opportunity to gain a deeper understanding of its strengths to further enhance its functions
[Efforts to promote the internal control system in the Takeda Group]
 With regard to matters other than those that need to be resolved by decision-making bodies, including the Board of Directors, Business Review Committee, Portfolio Review Committee, and Risk, Ethics & Compliance Committee, the authority is delegated to the members of the TET which consists of the President & CEO and the representatives of each function. The delegation of authority from TET members to their subordinates are conducted based on “Global Policy - Delegation of Authority”.
 The GIA conducted an internal audit of each function of the Company and each company under the Takeda Group to evaluate the status of development and implementation of the internal control systems.
 With regard to the status of internal controls on financial reporting at the key subsidiaries, the Global Finance division confirmed the effectiveness of the internal controls of such subsidiaries based on the answers received from the head of each key subsidiary, which were obtained by self-inspection through questionnaires to evaluate the status of development and implementation of the internal control systems to secure the reliability of financial reporting.

 The Global Quality division clarified the Company's commitment to, and vision for, quality, and conducts global quality assurance for the Takeda Group based on the “Global Quality Policy.”
 The Corporate EHS department clarified the roles and responsibilities in order to promote activities for management of the environment, occupational health and safety, and conducted an internal audit from the perspective of management of the environment, occupational health and safety, compliance by setting specific targets based on the "Global Policy and the guideline on the EHS", etc.
[Efforts to promote compliance]
 The monitoring of fields with potentially high compliance-related risks was conducted at each division, and voluntary and continuous improvements are being made.
 The Takeda Group’s compliance-related issues are being regularly reported to Risk, Ethics & Compliance Committee and ASC, and to the Board of Directors and TET in a timely manner.
[Efforts relating to risk management]
 This fiscal year, important risks for each region and division were discussed and validated at Risk, Ethics & Compliance Committee Thereafter, such risks were registered as corporate risks and a risk map was developed.
 The risk map was reported to the Board of Directors. Also, a risk mitigation plan for important risks was developed and the effectiveness thereof was monitored.
 Other concrete efforts relating to risk management for this fiscal year are as follows:
•The Company developed a risk coordinator community and undertook education and drills for TET and employees, the purpose of which was to enhance consciousness on responding to crises, including earthquakes and pandemic situations, and product recall were conducted.
•The Company conducted following actions to Cyber security.
◦The Information Security & Governance Working Group was formalized and matured with broader, cross-functional membership. This body consists of representatives from all Takeda business units/functions and meets monthly to discuss relevant information risk topics and ensure appropriate actions are being taken to mitigate the same.
◦Enhanced training modules were developed and deployed to the global workforce to strengthen cybersecurity awareness in the context of emerging threats.
◦Significant investments continue to be made to strengthen process and technical security controls over Takeda’s data and operational infrastructure in order to counter evolving cyber threats. Insurance coverage was obtained to reimburse certain costs related to significant cybersecurity events that Takeda may face in the future.
•Social Media Playbook, which provides operational rules that include the internal governance structure for social media, was updated and an operational administrative tool was integrated with the tool of the former Shire.
•Global Crisis Management Committee on COVID-19 was established and issued several guidance such as travel restrictions and recommendations for remote working to encourage employees to act appropriately aimed at preventing the spread of the disease.

[Efforts by the Audit and Supervisory Committee]
 The ASC is managed based on the “Rules of Audit and Supervisory Committee’s Audit, etc.,” and an External Director serves as its chairman. 11 ASC meetings were held this fiscal year, and information or opinions relating to the agenda at the Board of Directors meetings, status of the execution of the business and the internal control system, etc. were exchanged thereat. All ASC members shared information obtained from a full-time ASC Member activity (attendance in important meetings, periodically listening to reports relating to the business performance of the division in charge of executing the business operation, and through cooperation or collaboration with the internal audit division or internal control promoting division). The audit opinions were formed in ASC through the activities mentioned above.
 The ASC reported on the result of the activities of the previous year and its action policy and activity plan for this fiscal year, and exchanged opinions at the Board of Directors meeting. Also, as necessary, the ASC gave its opinion on the execution of the business by the Directors.
 The ASC exchanged opinions with the GIA regularly or as necessary and made efforts to conduct a systematic audit by providing instructions or requests, in addition to receiving a report relating to the plan and result of the internal audit.
•The ASC exchanged opinions with the GIA regularly or as necessary and made efforts to conduct a systematic audit by providing instructions or requests, in addition to receiving a report relating to the plan and result of the internal audit.
•The ASC oversees the structure and the operation of the employee hotline including the handling of reported concerns and complaints. The Audit & Supervisory Committee also maintains oversight over all reported concerns and complaints through periodic reports from the Global Ethics & Compliance Office.

****************************************************************
[Note to Business Report]
All monetary amounts indicated in the Business Report are rounded to the nearest unit.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [IFRS]

  (April 1, 2019 to March 31, 2020) (Million JPY)

	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the year				44,241
Other comprehensive income (loss)					(207,280)	(3,586)
Comprehensive income (loss) for the year	—	—	—	44,241	(207,280)	(3,586)
Transactions with owners:
Issuance of new shares	24,538	24,538
Acquisition of treasury shares			(52,750)
Disposal of treasury shares		(0)	1
Dividends				(282,693)
Transfers from other components of equity				13,505		(19,903)
Share-based compensation(Note 28)		29,122
Exercise of share-based awards		(23,605)	22,428
Total transactions with owners	24,538	30,055	(30,321)	(269,188)	—	(19,903)
As of March 31, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891

(Million JPY)

	Equity attributable to owners of the Company					Non-controlling interests	Total equity
	Other components of equity				Total
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pension plans	Total
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the year				—	44,241	49	44,290
Other comprehensive income (loss)	(25,689)	(857)	(6,398)	(243,810)	(243,810)	101	(243,709)
Comprehensive income (loss) for the year	(25,689)	(857)	(6,398)	(243,810)	(199,569)	150	(199,419)
Transactions with owners:
Issuance of new shares				—	49,076		49,076
Acquisition of treasury shares				—	(52,750)		(52,750)
Disposal of treasury shares				—	1		1
Dividends				—	(282,693)	(153)	(282,846)
Transfers from other components of equity			6,398	(13,505)	—		—
Share-based compensation(Note 28)				—	29,122		29,122
Exercise of share-based awards				—	(1,177)		(1,177)
Total transactions with owners	—	—	6,398	(13,505)	(258,421)	(153)	(258,574)
As of March 31, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
(Note) During the fiscal year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, balances of Retained earnings and Exchange differences on translation of foreign operations as of April 1, 2019 were retrospectively adjusted from 1,569,365 million JPY and 302,791 million JPY to 1,595,431 million JPY and 299,128 million JPY respectively.

Notes to the Consolidated Financial Statements

[Notes for Items that Form the Basis of Preparing Consolidated Financial Statements]
1.Accounting Standards of Consolidated Financial Statements
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), in compliance with Article 120, paragraph 1 of the Company Accounting Regulations. In compliance with the second sentence of the same paragraph, certain disclosures required on the basis of IFRS are omitted.

2.Scope of Consolidation
(1) Number of consolidated subsidiaries: 328
Names of major consolidated subsidiaries:
(Domestic)
Takeda Consumer Healthcare Company Ltd., Nihon Pharmaceutical Co., Ltd., Shire Japan KK
(Overseas)
Takeda Pharmaceuticals U.S.A., Inc., Millennium Pharmaceuticals, Inc., Baxalta Incorporated, Dyax Corp., Takeda Pharmaceuticals International AG, Shire Pharmaceuticals International Unlimited Company, Shire Ireland Finance Trading Limited, Baxalta GmbH
(2) Increase and decrease of consolidated subsidiaries:
Increase :  19 (mainly due to acquisition and establishment)
Decrease :  48 (mainly due to divestiture and liquidation)

3.Application of the Equity Method
(1) Number of associates accounted for using the equity method: 22
Names of major associates accounted for using the equity method:
Teva Takeda Pharma Ltd., Amato Pharmaceutical Products, Ltd.
(2) Increase and decrease of associates accounted for using the equity method:
Increase :  6 (mainly due to acquisition)
Decrease :  3 (mainly due to divestiture)

4.Significant Accounting Policies
(1) Valuation Standards and Methods for Major Assets (excluding Financial Instruments)
1) Property, Plant and Equipment
Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the asset.
2) Goodwill
Goodwill arising from business combinations is stated at its cost less accumulated impairment losses. Goodwill is not amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units based on expected synergies and tested for impairment annually or whenever there is any indication of impairment. Impairment losses on goodwill are recognized in the consolidated statements of profit or loss and no subsequent reversal will be made.

3) Intangible Assets
Intangible assets are measured by using the cost model and are stated at cost less accumulated amortization and accumulated impairment losses.
Takeda regularly enters into collaboration and in-license agreements with third parties for products and compounds for research and development projects. Payments for collaboration agreements generally take the form of subsequent development milestone payments. Payments for in-license agreements generally take the form of up-front payments and subsequent development milestone payments.
Up-front payments for in-license agreements are capitalized upon commencement of the in-license agreements, and development milestone payments are capitalized when the milestone is triggered.
If and when Takeda obtains approval for the commercial application of a product in development, the related in-process research and development assets will be reclassified to intangible assets associated with marketed products and amortized over its estimated useful life from marketing approval.
4) Impairment of Non-financial Assets
Takeda assesses whether there is any indication of impairment for non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and assets arising from employee benefits.
If any such indication exists, or in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases in which the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level.
The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less cost of disposal, or its value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset.
If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount.
An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases in which the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss.
5) Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined mainly using the weighted-average cost formula. The cost of inventories includes purchase costs, costs of conversion, and other costs incurred in bringing the inventories to the present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
(2) Depreciation and Amortization Methods of Assets
1) Property, Plant and Equipment
Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful life of the asset. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Takeda will obtain ownership by the end of the lease term. The depreciation of these assets begins when they are available for use.
The estimated useful life of major asset items is as follows:
Buildings and structures 3 to 50 years
Machinery and vehicles 2 to 20 years
Tools, furniture and fixtures 2 to 20 years

2) Intangible Assets
An intangible asset associated with a product (an intangible asset associated with a marketed product) is amortized on a straight-line basis over the estimated useful life, which is based on expected exclusivity period, ranging from 3 to 20 years. Software is amortized on a straight-line basis over the expected useful life. The useful life used for this purpose is 3 to 10 years.
(3) Valuation Standards and Methods for Financial Instruments
1) Financial Assets
(i) Initial Recognition and Measurement
1.Investments in debt instruments measured at amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated deductions such as impairment loss allowance and cash discounts.
2.Investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"): Assets that are held within a business model objective whose objective is achieved by both collecting contractual cash flows and selling financial assets whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI.
3.Investments in debt Instruments measured at fair value through net profit or loss ("FVTPL"): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL.
4.Equity instruments measured at FVTOCI: On initial recognition, Takeda makes an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income. At the reporting date, Takeda designates all of its equity instruments as financial assets measured at FVTOCI.
(ii) Subsequent Measurement and Derecognition
1.Investments in debt Instruments measured at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
2.Investments in debt instruments measured at FVTOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. Upon derecognition of the investments, the gains and losses accumulated in other comprehensive income related to the investments are reclassified to profit or loss.
3.Investments in debt instruments measured at FVTPL: These assets are subsequently measured at fair value, and a gain or loss on debt instruments that is subsequently measured at FVTPL is recognized in net profit or loss.
4.Equity Instruments measured at FVTOCI: These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss. Upon derecognition of the investments, the amounts in other comprehensive income related to the investments are reclassified within equity to retained earnings.
(iii) Impairment
Loss allowances for trade receivables are established using an Expected Credit Loss ("ECL") model. The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables, contract assets, and lease receivables at an amount equal to lifetime ECL. Takeda uses a provisions matrix based on historical loss rates adjusted for forward looking information to calculate ECL. These provisions represent the difference between the contractual amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated collectible net amount.

2) Financial Liabilities
(i) Initial Recognition and Measurement
Financial liabilities are recognized in the consolidated statements of financial position when Takeda becomes a party to the contract of financial instruments. Financial liabilities are classified, at initial recognition, as financial liabilities measured at FVTPL, bonds and loans, or payables.
Financial liabilities, except for those measured at FVTPL, are initially measured at fair value less transaction costs that are directly attributable to the issuance.
(ii) Subsequent Measurement
1.Financial liabilities measured at FVTPL: Financial liabilities measured at fair value through profit or loss are measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss. Financial liabilities measured at FVTPL include derivatives and contingent consideration related to business combinations.
2.Other financial liabilities, including bonds and loans: Other financial liabilities are measured at amortized cost mainly using the effective interest method.
(iii) Derecognition
Takeda derecognizes a financial liability only when the obligation specified in the contract is discharged, canceled, or expires. On derecognition of a financial liability, the difference between the carrying amount and the consideration paid or payable is recognized in profit or loss.

3) Derivatives
Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as foreign exchange forward contracts, interest rate swaps, currency options, and currency swaps. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss.
4) Hedge Accounting
For foreign currency exposure as a result of translation risk, Takeda designates certain derivatives and non-derivatives, such as foreign-currency-denominated debt, as net investment hedges of foreign operations. For foreign currency exposure due to foreign denominated transactions, Takeda designates certain derivatives, such as foreign-currency forwards, as cash flow hedges of forecasted transactions. Within the designation documentation at inception, Takeda documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged risk based on the strategy for undertaking the hedging relationships. At inception and on a quarterly basis, Takeda also assesses whether the hedging instruments are highly effective in offsetting changes in the hedged transactions or net investment.
1.Cash flow hedges: the effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulative gain or loss that was previously recognized in other comprehensive income is reclassified to profit or loss in the same period when the cash flows of the hedged items are recognized in profit or loss and in the same line item in the consolidated statements of profit or loss. The currency basis spread and the time value of the foreign currency options are accounted for and presented as hedging cost under other components of equity separately from cash flow hedges.
2.Net investment hedges: the gain or loss on hedging instruments is recognized in other comprehensive income. At the time of disposal of the foreign operations, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss.
Hedge accounting is discontinued when the designation of a hedging relationship is revoked, when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting.

(4) Provisions
Takeda recognizes rebates and return reserves if Takeda receives consideration from a customer and expects to refund some or all of that consideration to the customer.
In addition, Takeda recognizes provisions when Takeda has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations. Takeda’s provisions consist primarily of provisions for litigation and restructuring.
1) Rebates and Return Reserves
Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises, including for U.S. government health programs such as the U.S. Medicaid Drug Rebate Program, the U.S. Medicare Part-D Rebate Program and the U.S. Managed Care Program.
2) Provisions for Litigation
Provisions for litigation are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.
3) Provisions for Restructuring
A restructuring provision is recorded when Takeda has a detailed formal plan for the restructuring. Takeda records the provision and associated expenses based on estimated costs associated with the plan.
(5) Post-Employment Benefit
Takeda sponsors lump-sum payments on retirement, pensions and other plans such as post- retirement medical care as post- employment benefit plans. They are classified into defined benefit plans and defined contribution plans, depending on the characteristics of the plans.
1) Defined Benefit Plans
Takeda uses the projected unit credit method to determine the present value, the related current service cost, and the past service cost by each defined benefit obligation. The discount rate is determined by reference to market yields on high quality corporate bonds at the end of the reporting period. The net defined benefit liabilities (assets) in the consolidated statements of financial position are calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligations. Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.
Re-measurement of net defined benefit plans is recognized in full as other comprehensive income and transferred to retained earnings in the period in which they are recognized.
2) Defined contribution plans
The costs for defined contribution plans are recognized as expenses when the employees render the related service.
(6) Other Significant Accounting Policies for the Consolidated Financial Statements
1) Stated Amount
All amounts shown are rounded to the nearest million JPY.
2) Consumption taxes
Consumption taxes are excluded from the items in the consolidated statement of profit and loss.

[Notes for Changes in Accounting Policies]
During the year ended March 31, 2020, Takeda has adopted the following new accounting standards:
IFRS 16, Leases ("IFRS 16")
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 Leases ("IAS 17") and IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”) and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use ("ROU") assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were recognized at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statement of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. Other impact of applying IFRS 16 to the consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17:
1.Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application
2.Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review
Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made by applying IAS 17 and IFRIC 4.
The differences between Takeda’s operating lease commitments under IAS 17 disclosed and the total lease liabilities recorded in the consolidated statement of financial position as of April 1, 2019 under IFRS 16 are summarized below:

(Million JPY)
Operating lease commitments as of March 31, 2019	233,578
Less: Recognition exemption for leases with less than 12 months of lease term at transition	(1,256)
Less: Recognition exemption for leases of low value asset	(319)
Add: Extension options reasonably certain to be exercised	20,266
Less: Lease contracts with commencement date after March 31, 2019	(4,394)
Less: Discounted using the incremental borrowing rate as of April 1, 2019	(31,783)
Add: Finance lease liabilities recognized as of March 31, 2019	179,411
Other	1,233
Lease liabilities recognized as of April 1, 2019	396,736
[Notes on Consolidated Statement of Profit or Loss]
1.Other operating expenses
Other operating expenses included 181,040 million JPY restructuring expenses from reductions in the workforce and consolidation of sites. The major factor of restructuring expenses was related to 135,385 million JPY of the Shire integration costs after the acquisition of Shire.
2.Income tax benefit
We recorded an income tax benefit of 105,044 million JPY. This was mainly due to lower pre-tax earnings primarily from expenses such as amortization expense, inventory unwind and integration costs related to the Shire Acquisition, as well as a non-cash deferred tax benefit of 94,611 million JPY as a result of enactment of tax reform in Switzerland.

[Notes on Consolidated Statement of Financial Position]
1.Accumulated depreciation on assets (including accumulated impairment losses)
Property, plant and equipment 757,348 million JPY
Investment property 1,688 million JPY
2.Impairment loss allowance directly deducted from trade and other receivables
Trade and other receivables 5,197 million JPY
Other financial assets 2 million JPY
3.Contingent liabilities
(1) Irish Revenue Authority assessment
Shire received a tax assessment from the Irish Revenue Authority on November 28, 2018 for 398 million EUR. This assessment relates to a potential taxable gain from a 1,635 million USD break fee Shire received from AbbVie, Inc. ("AbbVie") in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda is currently in the appeal process with regards to this assessment as it does not believe a tax liability should arise from the break fee.

(2) Litigation
Takeda is involved in various legal and administrative proceedings. The most significant matters are described below.
Takeda may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.
With respect to each of the legal proceedings described below, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision, if any, and lack of clarity as to the merits of theories of liability, the merits of Takeda’s defenses, the amount and recoverability of damages and/or governing law. The Company does not believe that information about the amount sought by the plaintiffs, if that is known, is, by itself, meaningful in every instance with respect to the outcome of those legal proceedings.
Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. As of March 31, 2020, Takeda’s aggregate provisions for legal and other disputes were 49,711 million JPY. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time.
Takeda’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed, by a material amount, the amount of the provisions reported in these consolidated financial statements.

Product Liability and Related Claims
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. Takeda is currently a defendant in a number of product liability lawsuits related to its products. For the product liability lawsuits and related claims, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage.
The Company’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable.

ACTOS
Product Liability Claims
Takeda has been named as a defendant in lawsuits in U.S. federal and state courts in which plaintiffs allege to have developed bladder cancer or other injuries as a result of taking products containing type 2 diabetes treatment pioglitazone (U.S. brand name ACTOS). Eli Lilly and Company ("Lilly"), which co-promoted ACTOS in the United States for a period of time, also has been named as a defendant in many of these lawsuits. Under the parties’ co-promotion agreement, Takeda has agreed to defend and indemnify Lilly in the U.S. matters. Outside the U.S., lawsuits and claims have also been brought by persons claiming similar injuries.
In April 2015, Takeda reached an agreement with the lead plaintiffs’ lawyers that resolved the vast majority of ACTOS product liability lawsuits pending against Takeda and Lilly in the U.S. The settlement covered all bladder cancer claims pending in any U.S. court as of the date of settlement. Claimants with unfiled claims in the U.S. represented by counsel as of the date of settlement and within three days thereafter were also eligible to participate. The settlement became effective when 95% of litigants and claimants opted-in. In connection with this broad settlement, Takeda has paid 2.4 billion USD (approximately 288 billion JPY) into a qualified settlement fund. Takeda received insurance proceeds totaling approximately 58 billion JPY under various policies covering product liability claims against Takeda. Takeda also established provisions for the remaining ACTOS claims and lawsuits. Although Takeda subsequently received additional claims from plaintiffs not resolved by the 2015 settlement, nearly all of those claims have now been resolved.

Economic Loss Cases
Takeda has been named in several other ACTOS-related lawsuits. The plaintiffs in these cases do not assert any claims for personal injuries. Instead plaintiffs claim they suffered an economic loss by paying for ACTOS prescriptions that allegedly would not have been written had Takeda provided additional information about the alleged risks of bladder cancer associated with ACTOS. In the Painters’ Fund action, a putative class of third party payors brought suit against Takeda in the U.S. District Court for the Central District of California. In April 2018, the District Court granted Takeda’s motion to dismiss. On December 3, 2019, the U.S. Court of Appeals for the Ninth Circuit reversed the District Court’s Decision. Takeda subsequently filed a petition for certiorari with the U.S. Supreme Court. A case brought by a separate group of third party payors asserting similar claims was filed in the U.S. District Court for the Southern District of New York in June 2019.
The States of Mississippi and Louisiana also filed lawsuits against Takeda and Lilly alleging that defendants did not warn about bladder cancer and other risks of ACTOS. The lawsuits seek reimbursement of the cost of ACTOS, paid by the states on behalf of patients through programs such as Medicaid, and for medical treatment of patients allegedly injured by ACTOS, attorneys’ fees and expenses, and punitive damages. The court granted Takeda’s motion to dismiss the Louisiana case. The decision has been appealed. In November 2018, Takeda and Lilly agreed to settle the lawsuit brought by the State of Mississippi. In September 2019, Takeda reached an agreement in principle to settle the lawsuit brought by the State of Louisiana.

Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2020, approximately 6,400 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of this potential risk. Similar cases are pending against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., three proposed class actions have been filed in three provinces in Canada (Quebec, Ontario, and Saskatchewan). The defendants in these actions include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers.

ELAPRASE Product Liability Claims
In 2014, Shire’s Brazilian affiliate, Shire Farmaceutica Brasil Ltda, was served with a lawsuit brought by the State of Sao Paulo where the Brazilian Public Attorney’s office has intervened alleging that Shire would be obligated to supply ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid on behalf of these patients to date, and moral damages associated with these claims.
On May 6, 2016, the trial court judge ruled on the case and dismissed all the claims under the class action, which was appealed. On February 20, 2017, the Court of Appeals in Sao Paulo issued a decision upholding the decision rendered by the lower court judge, dismissing, therefore, all the claims under the class action. On July 12, 2017, the Public Prosecutor filed an appeal addressed to the Supreme Court. On October 10, 2017, the State of Sao Paulo filed appeals addressed to the Superior Court of Justice and to the Supreme Court. On November 13, 2017, Shire submitted its answers to the aforementioned appeals. On July 3, 2018 the President of Sao Paulo Court of Appeals issued a decision denying the remittance of all appeals to the Superior Courts. Against such decision, both the State (on August 23, 2018) and the Public Prosecutor (on October 3, 2018) filed an appeal. By virtue of such appeal, the case records were remitted to the Superior Court of Justice on February 27, 2019. On March 6, 2020, the decision that dismissed the appeal was deemed final and the final write-off of this case was determined.

Intellectual property
Intellectual property claims include challenges to the validity and enforceability of Takeda’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for Takeda.

TRINTELLIX
Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. A first Markman hearing took place on May 29, 2019 and a claim construction ruling was issued on July 16, 2019. A second Markman hearing took place on December 18, 2019. A trial is scheduled to take place beginning on October 13, 2020.

ENTYVIO
F. Hoffmann-La Roche, AG ("Roche") filed patent infringement lawsuits against Takeda in Germany, Italy, and Spain alleging that ENTYVIO infringes a Roche patent issued in those countries. Additionally, Takeda filed a lawsuit in the U.K. seeking nullification of Roche’s patent in the U.K. and Roche filed a counterclaim for infringement.
In December 2019, Takeda entered into a settlement and license agreement with Roche to resolve all ongoing patent proceedings and disputes between the companies relating to ENTYVIO, and Roche’s European Patent number 2007809 relating to glycosylated antibodies. The impact of the settlement was not material to Takeda’s consolidated statements of profit or loss. Furthermore, anticipated payment obligations under the settlement and license agreement are not expected to be material to Takeda.

MYDAYIS
On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the “Teva entities”). A Markman hearing took place on January 23, 2019. The parties settled the litigation in November 2019.
On March 8, 2018, Shire was notified that Impax Laboratories, Inc. (“Impax”) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Impax. A Markman hearing took place on January 23, 2019. The parties settled the litigation in October 2019.
Petitions to institute inter partes reviews (“IPRs”) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS. The validity of the claims was affirmed by the Patent Trial and Appeal Board on July 3, 2019. Although KVK Tech filed an appeal against this ruling to the Court of Appeals for the Federal Circuit, KVK Tech subsequently withdrew that appeal in September 2019.
The impact of the above mentioned settlements and withdrawal of the appeal were not material to Takeda’s consolidated statements of profit or loss.

ADYNOVATE
On December 5, 2016, Bayer Healthcare LLC (“Bayer”) filed a lawsuit in the U.S. District Court for the District of Delaware against Baxalta Incorporated and Baxalta US Inc. (collectively "Baxalta"), which are now subsidiaries of Takeda, and Nektar Therapeutics (“Nektar”) filed alleging infringement of U.S. Patent No. 9,364,520 in connection with the sales of ADYNOVATE [antihemophilic factor (recombinant), PEGylated]. The case was tried before a jury beginning on January 28, 2019. The jury found in favor of Bayer determining that the patent is infringed. The jury further awarded damages in the amount of 155.2 million USD. Takeda has filed an appeal with the Court of Appeals of the Federal Circuit in September 2019. Takeda established a provision against this case in purchase accounting.

NINLARO
Takeda received a paragraph IV notice letter from Sun Pharmaceutical Industries Limited (“Sun”) on January 17, 2020. Sun alleged that U.S. Patent numbers 7,442,830, 8,859,504, and 9,175,017 are invalid, unenforceable, and/or will not be infringed. Takeda filed a complaint against Sun in the U.S. District Court for the District of Delaware on February 27, 2020.

Other
In addition to the individual patent litigation cases described above, Takeda is party to a number of cases where Takeda has received notices that companies have submitted ANDAs with paragraph IV certifications to sell generic versions of other Takeda products. These include other Takeda products including Alogliptin. Takeda has filed patent infringement lawsuits against parties involved in these situations.

Sales, Marketing, and Regulation
Takeda has other litigations related to its products and its activities, the most significant of which are describe below.

ACTOS
Antitrust Case
In December 2013, the first of two antitrust class action lawsuits was filed against Takeda in the U.S. District Court for the Southern District of New York by a putative class of patients who were prescribed Actos. The second class action was filed against Takeda in the same court in April 2015 by a putative class of wholesalers that purchased ACTOS from Takeda. In both actions, plaintiffs allege, inter alia, that Takeda improperly characterized certain patents for ACTOS in the FDA Orange Book, which they claim imposed requirements on generic companies that filed Abbreviated New Drug Applications and, in turn, resulted in delayed market entry for generic forms of ACTOS. In October 2019, the District Court denied Takeda’s motion to dismiss. Takeda subsequently sought an interlocutory appeal of the District Court’s decision which is still pending.

Investigation of Patient Assistance Programs
In November 2016, the U.S. Department of Justice (through the U.S. Attorneys’ Office in Boston) issued a subpoena to ARIAD, which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to ARIAD’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these co-payment foundations and specialty pharmacies, hubs or case management programs. Takeda is cooperating in the investigation.
In June 2019, the U.S. Department of Justice (through the U.S. Attorney’s Office in Boston, Massachusetts) issued a subpoena to Shire Pharmaceuticals LLC, which was acquired by Takeda during the year ended March 31, 2019 (through Takeda’s acquisition of Shire plc). The subpoena generally seeks information about Shire’s interactions with 501(c)(3) organizations that provide financial assistance to Medicare patients taking Shire drugs, including the hereditary angioedema medications Firazyr and Cinryze. Shire is cooperating with the investigation.

Department of Justice Civil Investigative Demands
On February 19, 2020, Takeda received a Civil Investigative Demand (CID) from the U.S. Department of Justice (through its office in Washington), DC. The CID seeks information as part of an investigation of possible off-label promotion and violations of the Anti-kickback Statute in connection with the promotion and sale of Trintellix. Takeda is cooperating with the DOJ’s investigation.
On February 28, 2020, Takeda received a Civil Investigative Demand (CID) from the U.S. Department of Justice (through its office in Washington), D.C. The CID seeks information as part of an investigation of possible kickbacks to a Florida allergy center in connection with the promotion and sale of Takeda’s subcutaneous IG products, Cuvitru, HyQvia and Gammaguard. Takeda is cooperating with the DOJ’s investigation.

[Notes on Consolidated Statement of Changes in Equity]

1.Class and total number of shares issued as of March 31, 2020
Common Stock 1,576,374 thousand shares

2.Dividends
(1) Amount of dividends paid

Resolution	Class of Shares	Total dividends	Dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders	Common Stock	140,836 million JPY	90.00 JPY	March 31, 2019	June 28, 2019
(June 27, 2019)
Meeting of Board of Directors	Common Stock	141,857 million JPY	90.00 JPY	September 30,2019	December 2, 2019
(October 31, 2019)
Total		282,693 million JPY
(2) Dividends declared for which the basis date falls in the fiscal year ended March 31, 2020 and the effective date falls in the following fiscal year
Matters with respect to dividends on shares of common stock will be proposed at the Ordinary General Meeting of Shareholders to be held on June 24, 2020 as follows:

(i) Total dividends 141,858 million JPY
(ii) Dividends per share 90.00 JPY
(iii) Record date March 31, 2020
(iv) Effective date June 25, 2020
Dividends will be paid from retained earnings.

3.Class and number of shares underlying stock acquisition rights as of March 31, 2020 (excluding rights whose exercise period has yet to begin)
Common stock  2,686,000 shares

[Per Share Information]
1.Equity attributable to owners of the Company per share 3,032.22 JPY
2.Basic earnings per share  28.41 JPY

[Notes on Financial Instruments]

1.Overview of Financial Instruments
Takeda promotes risk management to reduce the financial risks arising from business operations. The principal risks to which Takeda is exposed include market risk, counterparty credit risk, and liquidity risk caused by changes in the market environment such as fluctuations in foreign exchange rates, interest rates and market prices of commodities and other financial holdings. Each of these risks is managed in accordance with Takeda’s policies.
(1) Market Risk
Major market risks to which Takeda is exposed are 1) foreign currency risk, 2) interest rate risk and 3) price fluctuation risk. Financial instruments affected by market risk include loans and borrowings, deposits, equity investments and derivative financial instruments.
1) Foreign Currency Risk
Takeda’s exposure to the risk of changes in foreign exchange rates primarily relates to its operations (when revenue or expense is denominated in a foreign currency) and Takeda’s net investments in foreign subsidiaries. Takeda manages foreign currency risks in a centralized manner using derivative financial instruments. Takeda's policy does not permit the use of speculative foreign currency financial instruments or derivatives.
Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro, including the US dollar and Euro debt instruments used to fund the Shire Acquisition, as hedging instruments of net investments in foreign operations.
2) Interest Rate Risk
Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates primarily to the outstanding debts with floating interest rates. Takeda may use interest and currency swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies.
3) Price Fluctuation Risk Management
Commodity Price Risk
For its business operations, Takeda is exposed to risks from commodity price fluctuations. Takeda manages this risk primarily by utilizing fixed price contracts, but may also use financial instruments to lock in a fixed price.
Market Price Risk
Market pricing and valuations of Takeda’s fixed-income financial assets and liabilities are impacted by changes in currency rates, interest rates and credit spreads, which are managed as described in this Notes. For equity instruments, Takeda manages the risk of price fluctuations in the instruments by regularly reviewing share prices and financial positions of the issuers.
(2) Credit Risk
Takeda is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk, without taking into account any collateral held at the end of the reporting period, is represented by the carrying amount of the financial instruments which is exposed to credit risk on the consolidated statement of financial position.

1) Customer Credit Risk
Trade and other receivables are exposed to customer credit risk. Takeda monitors the status of overdue balances, reviews outstanding balances for each customer and regularly examines the credibility of major customers in accordance with Takeda’s policies for credit management to facilitate the early evaluation and the reduction of potential credit risk. If necessary, Takeda obtains rights to collateral or guarantees on the receivables.
2) Other Counterparty Credit Risk
Cash reserves of Takeda are concentrated mostly with Takeda and entities acting as the cash pool leader in the United States and Europe. These cash reserves are managed exclusively by investments in highly rated short-term bank deposits and bonds of highly rated issuers within the investment limits determined by reviewing the investment ratings and terms under Takeda’s policies for fund management, resulting in limited credit risk. Cash reserves, other than those subject to the group cash pooling system, are managed by each consolidated subsidiary in accordance with Takeda’s fund management policies.
For derivatives, Takeda enters into contracts only with financial counterparties rated investment grade or higher in order to minimize counterparty risk.
(3) Liquidity Risk
The Company manages liquidity risk and establishes an adequate management framework for liquidity risk to secure stable short-, mid-, and long-term funds and sufficient liquidity for operations. Takeda manages liquidity risk by monitoring forecasted cash flows and actual cash flows. In addition, Takeda has commitment lines with some counterparty financial institutions to manage liquidity risk. Takeda strives to maximize the available liquidity with a combination of liquid short-term investments and committed credit lines with strong rated counterparties. The objective is to maintain levels in excess of project cash needs to mitigate the risk of contingencies.
2.Fair value of financial instruments
The carrying amount and fair value of financial instruments at the reporting date are set forth in the table below.
Financial instruments measured at fair value whose fair value is the same as their carrying amount, short-term financial assets and liabilities whose fair value is approximately the same as their carrying amount, and lease liabilities whose fair value is not required to be disclosed are not included in the table below.

	(Million JPY)
	Carrying amount	Fair value
Bonds	3,204,965	3,351,400
Long-term loans	1,883,325	1,876,613
Long-term debt is recognized at its carrying amount. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period.

[Significant Subsequent Events]
On April 24, 2020, Takeda announced that it has entered into an agreement to divest a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe, and two manufacturing sites located in Denmark and Poland to Orifarm Group (Orifarm) for up to approximately 670 million USD subject to customary legal and regulatory closing conditions.
In association with this contract, Takeda will also enter into manufacturing and supply agreements with Orifarm, under which Takeda will continue to manufacture selected products on behalf of Orifarm. This transaction includes the sale of the manufacturing sites, product rights and transfer of related workforce and is expected to close by the end of fiscal year ending March 31, 2021.
The impact from this transaction on the Consolidated Statements of Profit or Loss is expected to be not significant.

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(April 1, 2019 to March 31, 2020)   (Million JPY)

	Shareholders’ equity									Valuation and translation adjustments			Share Acquisition rights	Total net assets
	Share capital	Share premium			Retained earnings			Treasury shares	Total shareholders’ equity	Unrealized gains on available- for-sale securities	Deferred gains on derivatives under hedge accounting	Total valuation and translation adjustments
		Additional paid-in capital	Other share premium	Total share premium	Legal reserve	Other retained earnings (*)	Total retained earnings
As of April1, 2019	1,643,585	1,629,679	1	1,629,680	15,885	1,382,387	1,398,272	(57,114)	4,614,423	26,814	4,607	31,421	1,327	4,647,171
Changes of items during the fiscal year
Issuance of new shares	24,538	24,538		24,538					49,076					49,076
Dividends						(282,693)	(282,693)		(282,693)					(282,693)
Reversal of reserve for reduction of noncurrent assets									—					—
Net income						130,626	130,626		130,626					130,626
Acquisition of treasury shares								(52,749)	(52,749)					(52,749)
Disposal of treasury shares			(1)	(1)				22,429	22,428					22,428
Net change in items other than shareholders’ equity during the fiscal year									—	(8,095)	43,263	35,168	(27)	35,141
Total changes of items during the fiscal year	24,538	24,538	(1)	24,537	—	(152,067)	(152,067)	(30,320)	(133,312)	(8,095)	43,263	35,168	(27)	(98,171)
As of March 31, 2020	1,668,123	1,654,217	0	1,654,217	15,885	1,230,320	1,246,205	(87,434)	4,481,111	18,719	47,870	66,589	1,300	4,549,000

*Breakdown of other retained earnings (Million JPY)

	Reserve for retirement benefits	Reserve for dividends	Reserve for research and development	Reserve for capital improvements	Reserve for promotion of exports	Reserve for reduction of noncurrent assets	General reserve	Unappropriated retained earnings	Total
As of April1, 2019	5,000	11,000	2,400	1,054	434	29,120	814,500	518,879	1,382,387
Changes of items during the fiscal year
Issuance of new shares									—
Dividends								(282,693)	(282,693)
Reversal of reserve for reduction of noncurrent assets						(2,461)		2,461	—
Net income								130,626	130,626
Acquisition of treasury shares									—
Disposal of treasury shares									—
Net change in items other than shareholders’ equity during the fiscal year									—
Total changes of items during the fiscal year	—	—	—	—	—	(2,461)	—	(149,606)	(152,067)
As of March 31, 2020	5,000	11,000	2,400	1,054	434	26,659	814,500	369,273	1,230,320

Notes to the Unconsolidated Financial Statements

[Significant Accounting Policies]
1.Valuation of Significant Assets

(1) Valuation of Securities
Shares of subsidiaries and affiliates: Valued at cost using the moving-average method Available-for-sale securities
With market values: Valued at market prices on the balance sheet date
(Unrealized gains and losses are included in net assets, and cost of securities sold is calculated using the moving-average method.)
Without market values: Valued at cost using the moving-average method

(2) Valuation of Derivatives: Valued at market value

(3) Valuation of Inventories
Merchandise and products: Cost determined by gross average method
(Balance sheet values are calculated by write-down of the book value based on decreases in profitability)
Work in process: Cost determined by gross average method
        (Balance sheet values are calculated by write-down of the book value based on decreases in profitability)
Raw materials and Supplies: Cost determined by gross average method
(Balance sheet values are calculated by write-down of the book value based on decreases in profitability)

2.Depreciation Methods for Significant Noncurrent Assets

(1) Tangible noncurrent assets (excluding lease assets)
The Company uses the declining-balance method.
However, for buildings (excluding building improvements) acquired on or after April 1, 1998, the straight-line method is applied.
Estimated useful lives are mainly as follows:
Buildings and structures: 15-50 years
Machinery and equipment: 4-15 years

(2) Intangible noncurrent assets (excluding lease assets)
The Company uses the straight line depreciation method for intangible noncurrent assets. The depreciation period is based on the period of availability.

(3) Lease assets
The Company depreciates lease assets related to finance leases with no transfer of ownership rights over the lease term, with a nil residual value.

3.Significant Reserves

(1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company recognizes reserve for uncollectible receivables based on historical loss ratios. Specific claims, including doubtful claims, are individually evaluated in light of their recoverability, and the allowance for doubtful receivables is recognized at the amount deemed unrecoverable.

(2) Reserve for employees’ bonuses is stated at the estimated amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payments period in order to cover payment of bonuses to employees.
(3) Reserve for bonuses for directors and corporate auditors is stated as the estimated amount to be paid in order to cover payments of bonuses to directors and corporate auditors.
(4) Reserve for retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of each fiscal year, less pension assets under the corporate pension plans measured at fair value in order to cover payments of retirement benefits to employees. In calculating retirement benefit obligations, the benefit formula basis is used as the method of attributing expected benefit to periods up to this fiscal year end.
Prior service cost is amortized using the straight-line method over a fixed number of years (five years) within the average remaining years of service when obligations arise.
Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, on a straight-line basis over the fixed number of years (five years) within the average remaining years of service in each period when obligations arise.
(5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients’ Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to those eligible for the settlement applicable to the Company as of the balance sheet date.
(6) Reserve for share-based payments is stated at the estimated amount of share-based obligations as of the balance sheet date mainly in order to grant the Company's share to directors and employees in accordance with the share-based payment rules.
(7) Reserve for restructuring costs is reasonably estimated based on costs expected to arise from the R&D transformation and the integration with Shire.

4.Other Significant Accounting Policies for the Unconsolidated Financial Statements

(1) Hedge Accounting
a.Methods of hedge accounting
The Company uses deferred hedging. The allocation treatment is adopted for forward exchange transactions that meet the requirements for that method and special treatment is adopted for interest rate swaps that meet the requirements for special treatment.
b.Hedging instruments, hedged items and hedging policies
The Company uses interest rate swaps to hedge a portion of future cash flow related to financial income or expense that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange transactions, etc. to hedge a portion of risk of changes in future cash flow arising from changes in foreign exchanges. Foreign currency risk of the investments in foreign operations is managed through the use of foreign-currency-denominated bonds and borrowings. These hedge transactions are conducted in accordance with established policies regarding the scope of usage and standards for selection of financial institutions.
c.Method of assessing effectiveness of hedges
Preliminary testing is conducted using statistical methods such as regression analysis, and post-transaction testing is conducted using ratio analysis. The Company omits the assessment if material terms of the transaction are the same and also the hedging effect is extremely high.
(2) Stated Amount
All amounts shown are rounded to the nearest million JPY (i.e., a half of a million or more is rounded up to a full one million and less than a half of a million is disregarded).
(3) Consumption taxes
Consumption taxes are excluded from the items in the statement of operations.
(4) Consolidated taxation system

The Company has adopted the consolidated taxation system.
(5) Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System
Regarding the transition to the Group Tax Sharing System established by "Act for Partial Revisions of the Income Tax Act, etc." (Act No.8 of 2020), the Company did not apply paragraph 44 of "Implementation Guidance on Tax Effect Accounting" (ABSJ Guidance No.28, February 16, 2018) to the items under the Standalone Tax System whose treatment was revised in line with the transition to the Group Tax Sharing System, and calculated deferred tax assets and deferred tax liabilities based on the tax law before the revision according to paragraph 3 of "Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System" (Practical Issues Task Force No.39, March 31, 2020).

[Notes on Unconsolidated Balance Sheet]

1.Accumulated depreciation on assets:
Tangible noncurrent assets 396,837 million JPY
2.Contingent liabilities
(Guarantees)
The Company has provided guarantees to the following persons/subsidiaries mainly for obligations to cover the repayment of bonds, rental fees based on the real-estate contracts, purchase payments of intangible assets, and liabilities for the issuance of bonds and foreign exchange derivatives by Shire's subsidiaries which are assumed from Shire LLC due to the acquisition:

Employees of Takeda Pharmaceutical Company Limited		65	million JPY
Shire LLC		958,142	million JPY
	(USD)	8,831	million
Shire Acquisitions Investments Ireland Designated Activity Company		955,396	million JPY
	(USD)	8,805	million
Baxalta Incorporated		166,902	million JPY
	(USD)	1,539	million
Pharma International Insurance Designated Activity Company		49,174	million JPY
	(USD)	454	million
Millennium Pharmaceuticals, Inc.		29,434	million JPY
	(USD)	272	million
Shire Ireland Finance Trading Limited		9,138	million JPY
	(USD)	85	million
Takeda UK Limited		200	million JPY
	(GBP)	2	million
Takeda Pharma, S.A. (Argentine)		59	million JPY
	(ARS)	35	million
Takeda S.A.S Columbia		55	million JPY
	(USD)	500	thousand
(Litigation)
For details of major litigation matters, please refer to [Notes on Consolidated Statement of Financial Position] 3. Contingent liabilities, (2) Litigation
Product Liability and Related Claims
ACTOS
Proton Pump Inhibitor (“PPI”) Product Liability Claims

3.Receivables from and payables to subsidiaries and affiliates

Short-term receivables:	118,167	million JPY
Long-term receivables:	2,121	million JPY
Short-term payables:	340,644	million JPY
Long-term payables:	1,096,251	million JPY

[Notes on Unconsolidated Statement of Operations]

1.Transactions with subsidiaries and affiliates

Operating transactions:
Sales	103,061	million JPY
Purchases	42,098	million JPY
Other	39,731	million JPY
Non-operating transactions:
Non-operating income	87,547	million JPY
Non-operating expenses	15,831	million JPY
Extraordinary income	15,701	million JPY
Sales of assets	15,946	million JPY
Purchases of assets	1,168,584	million JPY
2.Research and development costs: 110,108 million JPY

3.Extraordinary income
(Gain on sales of investment securities)
The gain was mainly from the sales of shares in Medipal Holdings Corporation.

(Gain on sales of noncurrent assets)
The gain was recognized from the sale of patent rights to a subsidiary in relation to our group restructuring.

4.Extraordinary loss (Restructuring costs)
The loss is from reorganization costs to build an efficient operating model.
The reorganization costs were mainly from the impairment losses of tangible noncurrent assets.

Usage	Class of assets	Place	Amount
Research equipment	Buildings and structures	Fujisawa-shi, Kanagawa	22,419 million JPY
The Company recognized the above impairment losses, reducing the book value to the recoverable value based on the decision of transfer of Syonan Health Innovation Park. The recoverable value was measured by net sales price reasonably determined.

[Notes on Unconsolidated Statement of Changes in Net Assets]

1.Class and total number of shares of treasury shares as of March 31, 2020
Common Stock 18,523 thousand shares

[Transaction with Related Parties]

Association	Company Name	Ownership of Voting Rights	Relationship with Related Party	Nature of the Transaction	Transaction Amount	Account Item	Balance at the end of year
					million JPY		million JPY
Consolidated subsidiary	Shire LLC	Indirect 100.0%	Investment	Debt guarantee(Note) 1	958,142	-	—
Consolidated subsidiary	Shire Limited	Indirect 100.0%	Investment	Increase of investment(Note) 2	199,165	-	—
Consolidated subsidiary	Shire Acquisitions Investments Ireland Designated Activity Company	Indirect 100.0%	Investment	Debt guarantee(Note) 1	955,396	-	—
Consolidated subsidiary	Baxalta Incorporated	Indirect 100.0%	Investment	Debt guarantee (Note) 1	166,902	-	—
Consolidated subsidiary	Baxalta US Inc.	Indirect 100.0%	Investment	Investment in subsidiaries(Note) 3	862,789	-	—
Consolidated subsidiary	Takeda Financing GK	Indirect 100.0%	Funding	Inter-company borrowings transaction with a subsidiary(Note) 4	633,605	Long-term loans	633,990
				Interest expenses	388	-	—
Consolidated subsidiary	Shire Ireland Finance Trading Limited	Indirect 100.0%	Funding	Inter-company borrowings transaction with a subsidiary(Note) 4	501,944	Short-term loans	44,286
				Interest expenses	6,976	Long-term loans	462,260
				-	—	Accrued interest expenses	9
Consolidated subsidiary	Shire Ireland Investment Limited	Indirect 100.0%	Funding	Purchase of intangible noncurrent assets(Note) 5	305,795	-	—
				Increase of investment(Note) 6	320,293	-	—
Consolidated subsidiary	Takeda Pharmaceuticals International AG	Direct 100.0%	Sale of pharmaceuticals	Inter-company borrowings transaction with a subsidiary(Note) 4	216,186	Short-term loans	145,847
				Interest expenses	87	Accrued interest expenses	36
				Gain on sales of noncurrent assets	15,701	-	—
				Increase of investment(Note) 5	305,842	-	—
Terms and conditions of the transactions and the policy for determining the terms and conditions

(Notes)
1. Debt guarantee is guarantee for redemption of bonds. Guarantee fees are reasonably determined based on market rates.

2. Investment in Shire Limited was the in-kind contribution of debt assumption of Shire Limited.

3. Investment in Baxalta US Inc. was the acquisition of 100% share of Baxalta Holding B.V which had been wholly owned by Baxalta US Inc.

4. Interest rates of inter-company loans are reasonably determined in consideration of market rates and in accordance with the agreement through mutual consultation.

5. The intangible noncurrent assets which the Company had purchased from Shire Ireland Investment Limited was capitalized in Increase of capital in Takeda Pharmaceuticals International AG.

6. Increase of investment in Shire Ireland Investment Limited was the in-kind contribution of our own shares of Shire North American Group Inc.

[Per Share Information]
1.Net assets per share       2,919.21 JPY
2.Net income per share        83.88 JPY

[Tax Effect Accounting]
1. Major components of deferred tax assets and deferred tax liabilities:

(Million JPY)
(Deferred tax assets)
Reserve for employees’ bonuses	6,277
Research and development costs	11,220
Inventories	7,963
Hedge	9,503
Accrued expenses	10,432
Deferred income	4,009
Reserve for retirement benefits	2,220
Reserve for restructuring costs	5,146
Excess depreciation of tangible noncurrent assets	14,759
Patent rights	8,585
Sales rights	6,341
Securities	710,925
Net operating loss carryforwards (Note)1	379,977
Other	17,176
Deferred tax assets - subtotal	1,194,533
Valuation allowance in related with Net operating loss carryforwards (Note)1	(298,013)
Valuation allowance in related with deductible temporary difference (Note)2	(716,879)
Valuation allowance - subtotal	(1,014,892)
Total deferred tax assets	179,641
(Deferred tax liabilities)
Prepaid pension costs	(11,569)
Unrealized gain on available-for-sale securities	(8,246)
Reserve for reduction of noncurrent assets	(11,742)
Other	(4,726)
Total deferred tax liabilities	(36,283)
Net deferred tax assets	143,358

(Note)
1. In association with the Shire acquisition, the subsidiaries were liquidated in order to organize capital in subsidiaries. As a result of the liquidation, the losses from subsidiaries' liquidation have been booked as taxable loss, which resulted in a substantial amount of Net operating loss carryforwards. Among 379,977 million JPY of Net operating loss carryforwards 81,964 million JPY was considered as recoverable based on the estimation of future taxable profit.
2. The valuation allowance was mainly related with deductible temporary difference arose from recognition of dividend in kind of sub-subsidiaries at fair value for tax purposes in association with subsidiaries' liquidation in the previous fiscal year.
2. The effective income tax rate of the Company after application of deferred tax accounting differs from the statutory tax rate for the following reasons:

(%)
Statutory tax rate	30.6
(Adjustments)
Expenses not deductible for tax purposes	5.0
Dividend income and other items permanently nontaxable	(3,024.9)
Variation in valuation allowance	179.2
Unitary tax on overseas subsidiaries	3,038.4
Increase of unrecognized deferred tax liabilities	(412.4)
Other	0.9
Effective tax rate after application of deferred tax accounting	(183.2)